Exhibit 99.1

PRESS RELEASE

Magic Software Reports First Quarter 2022 Financial Results with Record-Breaking Revenues of $138.7 Million, Reflecting 29.3% Year Over Year Growth

Operating income for the first quarter increased 31% year over year to a record breaking $15.9 million; Non-GAAP operating income for the first quarter increased 26% year over year to a record-breaking first quarter result of $18.9 million

Or Yehuda, Israel, May 12, 2022 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the first quarter ended March 31, 2022.

Summary Results for the First Quarter 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q1 2022	Q1 2021	% Change		Q1 2022	Q1 2021	% Change
Revenues	$138.7	$107.3	29.3%		$138.7	$107.3	29.3%
Gross Profit	$37.6	$30.2	24.5%		$38.9	$31.7	22.7%
Gross Margin	27.1%	28.1%	(100	)bps	28.1%	29.6%	(150	)bps
Operating Income	$15. 9	$12.2	30.6%		$18.9	$15.0	26.2%
Operating Margin	11.5%	11.4%	10	bps	13.6%	14.0%	(40	)bps
Net Income (*)	$9.6	$7.5	27.5%		$12.9	$10.3	25.7%
Diluted EPS	$0.20	$0.15	33.3%		$0.26	$0.21	23.8%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the First Quarter Ended March 31, 2022

●	Revenues for the first quarter of 2022 increased 29.3% to a record-breaking quarterly result-of $138.7 million compared to $107.3 million in the same period of the previous year.

●	Operating income for the first quarter of 2022 increased 30.6% to a record-breaking quarterly result of $15.9 million compared to $12.2 million in the same period of the previous year.

●	Non-GAAP operating income for the first quarter of 2022 increased 26.2% to $18.9 million, record-breaking for a first quarter, compared to $15.0 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the first quarter of 2022 increased 27.5% to a record-breaking quarterly result of $9.6 million, or $0.2 per fully diluted share, compared to $7.5 million, or $0.15 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the first quarter of 2022 increased 25.7% to a record-breaking quarterly result of $12.9 million, or $0.26 per fully diluted share, compared to $10.3 million, or $0.21 per fully diluted share, in the same period of the previous year.

●	Cash flow from operating activities for the first quarter ended March 31, 2022 amounted to $11.2 million compared to $15.9 million in the same period last year.

●	As of March 31, 2022, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $113.5 million.

●	Magic Software has increased its 2022 annual revenue guidance to a range of $540 to $550 million, up from its prior range of $535 to $545 million, which now reflects annual growth of 12.4% to 13.5%.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “We are proud of our outstanding performance in the first quarter, reflecting continued positive business momentum and exceeding market expectations as we reported record-breaking revenues of $138.7 million, growing 29.3% year over year, and with non-GAAP operating income of $18.9 million. Our solid execution in the first quarter validates our strategy of building a broad business portfolio, which provides the foundation for our continued solid performance and growth. We are witnessing a healthy demand and developing a growing pipeline to deliver continued growth in 2022 as our customers increasingly engage us as a preferred partner for digital transformation initiatives.”

Conference Call Details

Magic Software’s management will host a conference call on Thursday, May 12, 2022 at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-742-5399

UK: 0-800-917-9141

ISRAEL: 03-918-0644

ALL OTHERS: +972-3-918-0644

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest's effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2021, which we expect to file in the near future, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2022	2021
	Unaudited
Revenues	$138,705	$107,298
Cost of revenues	101,127	77,109
Gross profit	37,578	30,189
Research and development, net	2,339	2,196
Selling, marketing and general and administrative expenses	18,980	15,785
Increase in valuation of contingent consideration related to acquisitions	317	-
Total operating costs and expenses	21,636	17,981
Operating income	15,942	12,208
Financial expenses, net	728	709
Increase in valuation of contingent consideration related to acquisitions	844	437
Income before taxes on income	14,370	11,062
Taxes on income	3,206	2,270
Net income	$11,164	$8,792
Net income attributable to redeemable non-controlling interests	(953)	(731)
Net income attributable to non-controlling interests	(593)	(518)
Net income attributable to Magic's shareholders	$9,618	$7,543

Weighted average number of shares used in computing net earnings per share:

Basic	49,039	49,035

Diluted	49,083	49,082

Basic and diluted earnings per share attributable to Magic's shareholders	$0.20	$0.15

Net earnings per share attributable to Magic's shareholders:
Basic	$0.20	$0.15
Diluted	$0.20	$0.15

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2022		2021
	Unaudited

Revenues	$138,705	100%	$107,298	100%
Gross profit	38,918	28.1%	31,713	29.6%
Operating income	18,910	13.6%	14,984	14.0%
Net income attributable to Magic's shareholders	12,908	9.3%	10,268	9.6%

Basic earnings per share	$0.26		$0.21
Diluted earnings per share	$0.26		$0.21

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended
	March 31,
	2022	2021
	Unaudited

GAAP gross profit	$37,578	$30,189
Amortization of capitalized software and acquired technology	1,138	1,369
Amortization of other intangible assets	202	155
Non-GAAP gross profit	$38,918	$31,713

GAAP operating income	$15,942	$12,208
Gross profit adjustments	1,340	1,524
Amortization of other intangible assets	2,102	1,580
Change in valuation of contingent consideration related to acquisitions	317	-
Capitalization of software development	(871)	(824)
Acquisition-related costs	10	5
Litigation and other acquisition costs	-	-
Stock-based compensation	70	491
Non-GAAP operating income	$18,910	$14,984

GAAP net income attributable to Magic's shareholders	$9,618	$7,543
Operating income adjustments	2,968	2,776
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(152)	(165)
Changes in unsettled fair value of contingent consideration related to acquisitions	844	437
Deferred taxes on the above items	(371)	(323)
Non-GAAP net income attributable to Magic's shareholders	$12,908	$10,268

Non-GAAP basic net earnings per share	$0.26	$0.21
Weighted average number of shares used in computing basic net earnings per share	49,039	49,035

Non-GAAP diluted net earnings per share	$0.26	$0.21
Weighted average number of shares used in computing diluted net earnings per share	49,100	49,135

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	March 31,	December 31,
	2022	2021
	Unaudited	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110,647	$88,090
Short-term bank deposits	618	5,586
Marketable securities	1,120	1,142
Trade receivables, net	151,031	142,071
Other accounts receivable and prepaid expenses	10,561	9,890
Total current assets	273,977	246,779

LONG-TERM RECEIVABLES:
Severance pay fund	3,502	3,646
Deferred tax assets	7,733	8,091
Operating lease right-of-use assets	22,890	24,299
Other long-term receivables	5,410	3,384
Other long-term deposits	1,081	1,781
Total long-term receivables	40,616	41,201

PROPERTY AND EQUIPMENT, NET	5,748	5,872
IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL, NET	220,815	198,193

TOTAL ASSETS	$541,156	$492,045

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$20,831	$17,032
Trade payables	26,991	24,711
Dividend payable to Magic Software shareholders	10,612	-
Accrued expenses and other accounts payable	46,562	45,173
Current maturities of operating lease liabilities	3,633	3,943
Liabilities due to acquisition activities	13,535	6,635
Deferred revenues and customer advances	16,813	10,771
Total current liabilities	138,977	108,265

NON-CURRENT LIABILITIES:
Long-term debt	39,168	20,155
Deferred tax liability	17,765	18,112
Long-term operating lease liabilities	19,841	20,970
Long-term liabilities due to acquisition activities	19,157	13,892
Accrued severance pay	4,413	4,551
Total non-current liabilities	100,344	77,680

REDEEMABLE NON-CONTROLLING INTERESTS	29,128	30,432

EQUITY:
Magic Software Enterprises equity	261,979	265,248
Non-controlling interests	10,728	10,420
Total equity	272,707	275,668

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$541,156	$492,045

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the three months ended March 31,
	2022	2021
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$11,164	$8,792
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,841	3,505
Stock-based compensation	70	491
Change in deferred taxes, net	(605)	(290)
Amortization of marketable securities premium and accretion of discount	22	54
Exchange rate of loans	(216)	(564)
Net change in operating assets and liabilities:
Trade receivables, net	(4,649)	(5,007)
Other long-term and short-term accounts receivable and prepaid expenses	(2,975)	(319)
Decrease in trade payables	(1,254)	824
Accrued expenses and other accounts payable, net	(419)	3,218
Deferred revenues	6,190	5,162
Net cash provided by operating activities	11,169	15,866

Cash flows from investing activities:

Capitalized software development costs	(873)	(823)
Purchase of property and equipment	(302)	(510)
Cash paid in conjunction with acquisitions, net of acquired cash	(10,963)	-
Purchase of intangible asset	(191)	-
Proceeds from (Investment in) short-term bank deposits	4,968	-
Net cash used in investing activities	(7,361)	(1,333)

Cash flows from financing activities:

Payments of deferred and contingent consideration related to acquistions	(2,078)	(2,752)
Dividend paid to non-controlling interests	(63)	(207)
Dividend paid to redeemable non-controlling interests	(1,641)	-
Short term and long-term loans received	25,016	210
Repayment of short-term and long-term loans	(1,740)	(1,166)
Net cash used in financing activities	19,494	(3,915)

Effect of exchange rate changes on cash and cash equivalents	(745)	(1,183)

Increase in cash and cash equivalents	22,557	9,435
Cash and cash equivalents at the beginning of the period	88,090	88,127
Cash and cash equivalents at end of the period	$110,647	$97,562